PQ Holdings Inc.

300 Lindenwood Drive,

Valleybrooke Corporate Center,

Malvern, Pennsylvania 19355

September 26, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Pamela Long, Assistant Director

Re:	PQ Holdings Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-193875

Ladies and Gentlemen:

On behalf of PQ Holdings Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-193875), as initially filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2014 (the “Registration Statement”) be withdrawn effective immediately. We are seeking withdrawal of the Registration Statement because the Company has decided not to proceed with an initial public offering at this time. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Please provide a copy of the Order to Patrick Shannon, Esq. of Latham & Watkins LLP, via email at patrick.shannon@lw.com or via facsimile at (202) 637-2201. Should you have any questions regarding this request for withdrawal, please contact Patrick Shannon of Latham & Watkins LLP by telephone at (202) 637-1028.

Very truly yours,

PQ Holdings Inc.

By:	/s/ William J. Sichko, Jr.
William J. Sichko, Jr.
Chief Administrative Officer, Secretary and Vice President

cc:	Patrick Shannon, Latham & Watkins LLP